UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number 0-17122

A.            Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

First Financial Holdings, Inc. Sharing Thrift Plan

B.            Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Financial Holdings, Inc.

520 Gervais Street

Columbia, SC 29201

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

CONTENTS OF REPORTS, FINANCIAL STATEMENTS,

SUPPLEMENTAL SCHEDULES AND EXHIBITS

DECEMBER 31, 2013 AND 2012

Report of Independent Registered Public Accounting Firm

To the Participants and Trustees of the

First Financial Holdings, Inc. Sharing Thrift Plan

Columbia, South Carolina

We have audited the accompanying statement of net assets available for benefits of the First Financial Holdings, Inc. Sharing Thrift Plan (the “Plan”) as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman, LLP

Charlotte, North Carolina

June 25, 2014

Report of Independent Registered Public Accounting Firm

To the Trustees

First Financial Holdings, Inc. Sharing Thrift Plan

Charleston, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4a, Schedule of Delinquent Participant Contributions and Schedule H, Line 4i, Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC

Greenville, South Carolina

May 24, 2013

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2013	2012
ASSETS
Investments, at fair value:
Mutual funds	$47,939,393	$39,632,667
Common collective trust fund	10,399,283	8,604,344
First Financial Holdings, Inc. unitized stock fund	14,488,333	8,503,480
Interest-bearing deposits	193	8,858
Total investments	72,827,202	56,749,349

Receivables:
Employer contributions	282,508	—
Notes receivable from participants	1,570,247	1,840,974
Total Receivables	1,852,755	1,840,974

Total assets held for investment purposes	74,679,957	58,590,323

Cash	82,518	6,241
Total assets	$74,762,475	$58,596,564

LIABILITIES
Accounts payable	—	1,330
Total liabilities	—	1,330

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	74,762,475	58,595,234
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(29,932)	(148,984)
NET ASSETS AVAILABLE FOR BENEFITS	$74,732,543	$58,446,250

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2013	2012
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$15,187,582	$6,601,307
Interest and dividends	3,015,911	1,478,487
Other Income	5,262	6,393
Total investment income	18,208,755	8,086,187

Interest income on notes receivable from participants	79,709	75,421

Contributions:
Participants	3,479,190	2,987,494
Rollovers	174,248	265,895
Employer contributions	1,271,953	—
Total contributions	4,925,391	3,253,389
Total additions	23,213,855	11,414,997

Deductions from net assets attributable to:
Benefits and withdrawals paid to participants	6,896,350	8,038,085
Administrative and accounting fees	31,212	23,032
Total deductions	6,927,562	8,061,117

Net increase	16,286,293	3,353,880

Net assets available for benefits:
Beginning of year	58,446,250	55,092,370
End of year	$74,732,543	$58,446,250

See accompanying notes to financial statements

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

1.                                      Description of Plan

The First Financial Holdings, Inc. Sharing Thrift Plan (“the Plan”) is a defined contribution plan which covers substantially all employees of First Financial Holdings, Inc. (“First Financial”) and its subsidiaries.  The following description of the Plan provides only general information about the Plan’s provisions.  Participants should refer to the Plan document and the summary of plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor, First Financial. In accordance with Internal Revenue Code (“IRC”) Section 414(b), the companies participating in the Plan are a controlled group of corporations whereby all employees of each company shall be treated as employees of a single employer.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Ineligible employees include those whose employment are governed by collective bargaining agreements, leased and temporary employees, with certain exceptions.  Employees of acquired entities are credited with their years of service prior to acquisition for all purposes under the Plan.

Employees may elect to make tax-deferred contributions beginning with the first payroll period of the calendar quarter following one full month of service.  Employees may receive matching contributions if approved by First Financial’s Board of Directors (the “Board”).  Effective January 1, 2013, First Financial reinstated its match of employee contributions up to 50% of deferral up to 6% of the employee salary.

The Plan is administered by the Trustee Committee, members of which are appointed by the Board.  The Trustee Committee contracts with American Pensions (the “Administrator”), which is a division of SCBT, the wholly-owned bank subsidiary of First Financial, for record-keeping, administrative, custodial and trust services and contracts with MG Trust Company, LLC (“MG Trust” or “Investment Trustee”) to operate as custodian for the Plan.

On July 26, 2013, SCBT Financial Corporation, the bank holding company for SCBT, completed its acquisition of the plan sponsor, First Financial Holdings, Inc. (“First Financial”). Immediately following the merger, SCBT changed its name to First Financial Holdings, Inc. First Financial sponsored the First Financial Holdings Inc. Sharing Thrift Plan (the “First Financial Plan”). As a result of the merger with First Financial, SCBT assumed administrative duties of the First Financial Plan. On October 24, 2013, management elected to merge the SCBT Employees’ Savings Plan (the “SCBT Plan”) with and into the First Financial Plan, effective January 1, 2014. On January 15, 2014, management merged the SCBT Plan, with net assets in the amount of $57.7 million, into the First Financial Plan.

Contributions

The Plan defines compensation as follows: the term Compensation means a participant’s Form W-2 Compensation received during a Compensation Determination Period. A Compensation Determination Period is defined as the Plan Year; and any elective deferrals as defined under Code §402(g) and any amount contributed or deferred by the Employer at the election of the Employee which is not includible in gross income by reason of Code §125, Code §132(f)(4) or Code §457, will be included in Compensation. In addition, any amount received under the following circumstances will not be considered Compensation: amounts set forth in Regulation §1.414(s)-1(c)(3) (i.e., reimbursements or other expense allowances, including fringe benefits (cash and non-cash), moving expenses, deferred compensation and welfare benefits, even if includible in gross income).

The Plan permits eligible participants to contribute up to a maximum annual amount of $17,500 ($23,000 if the participant will attain the age of 50 during the plan year) for 2013 and $17,000 for 2012. Participants age 50 and older are permitted to make catch-up contributions of $5,500 for 2013 and 2012.

The Plan requires newly eligible employees be automatically enrolled in the Plan with a withholding of 5% of Compensation as defined by the Plan unless a Salary Deferral Election form is filed.

The Plan provides for discretionary non-elective profit sharing contributions on an annual basis.  Employees will be entitled to such contributions if they are of an eligible class, are employed on the last day of the year and have completed 1,000 hours of service during the Plan year.  Employment terminated during the year due to normal retirement, death or disability shall not result in loss of the non-elective Company contribution.  There were no non-elective contributions for 2013 or 2012.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of any First Financial contributions based on participant earnings. Plan earnings and administrative expenses are allocated based on participant account elections and account balances, respectively.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All participant contributions and First Financial matching contributions are immediately vested. Participants vest in non-elective profit sharing contributions at 10% for first and second year, 20% per year for the next four years until fully vested at six years, or upon the earlier of their death, disability or retirement at age 65 or older.

Investment Options

Participants may direct how their tax deferred contributions, rollover funds, employer matching contributions and employer non-elective profit sharing contributions will be invested within various investment options selected by the Trustee Committee.  All participant directed funds, except investments in First Financial Holdings, Inc. Unitized Stock Fund (“First Financial unitized stock fund”), may be redirected daily (see Note 3 — Investments for additional information on the First Financial unitized stock fund).

Participants must wait 30 calendar days before exchanging back into First Financial common stock. The 30-day clock restarts after every exchange out of the account. This does not apply to the following:

1.              Purchases of shares with participant payroll or employer contributions or loan payments.

2.              Purchases of shares with reinvested capital.

3.              Redemption of shares to pay any otherwise permissible withdrawals from the plan.

4.              Redemption of shares at the direction of the plan.

5.              Redemption of shares to pay fees.

Forfeitures

Forfeitures may be used to pay administrative expenses incurred by the Plan.  Any additional balances in the forfeiture account will then be applied to restore previous forfeitures of participant accounts pursuant to the Plan document.  The portion of the forfeiture account available after the above items are satisfied is then available to be used to offset any employer contribution.

Notes Receivable from Participants

Participants may borrow from their Plan assets after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant’s vested account balance. Loans are payable in full upon default or termination of employment. Outstanding loans at December 31, 2013 and 2012 carry interest rates ranging from 4.25% to 10.00%.

The Plan allows one loan outstanding per participant at a time. A participant also must wait until at least 30 days after the pay-off of the previous loan to obtain a new loan. The Plan does not restrict loans from any portion of the participant’s funds invested in First Financial’s common stock.

Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant will receive the value of the vested interest in his or her account.

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements as defined by the Plan and receiving approval of the Trustee Committee. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

The Plan allows the Administrator, at its sole discretion, to distribute a participant’s Vested Aggregate Account balance without the consent of the participant if the account balance is less than $5,000. Such distribution may be made in a lump sum at any time after a participant terminates employment, subject to certain provisions of the Plan.

Administrative and Accounting Fees

Substantially all administrative and accounting fees are paid by the Plan. Investment related expenses are included in net appreciation of fair value of investments.

Plan Termination

Although it has not expressed any intent to do so, First Financial has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their 401(k) and profit sharing accounts.

2.             Summary of Accounting Policies and Activities

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value estimates are intended to represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold during the year.

Payment of Benefits and Withdrawals

Benefits and withdrawals are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2013 or 2012.

Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.             Investments

Plan assets are held in a trust established pursuant to an agreement between First Financial and the Trustee Committee.

The Trustee Committee and Investment Trustee direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants’ permitted investment elections and certain other specified limitations.

The Investment Trustee maintains a First Financial unitized stock fund, for the exclusive use of the Plan, to account for the Plan’s interest in First Financial common stock, plus any undistributed cash to be invested into First Financial common stock. The common stock is presented as an investment within these financial statements, due to the nature of this unitized fund. The Investment Trustee acquires and sells the common stock through a broker-dealer.

On July 26, 2013, SCBT Financial Corporation acquired all of the outstanding shares of FFCH stock for 0.4237 shares of SCBT stock.  All of the shares of FFCH stock in the legacy First Financial unitized stock fund were converted to SCBT shares in the new First Financial unitized stock fund at the 0.4237 exchange rate at this time.

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2013 and 2012.

	As of December 31,
	2013	2012
Mutual Funds:
Oakmark Equity & Income Fund	$8,590,492	$7,236,540
T Rowe Price Retirement 2020 Fund	4,378,326	3,536,632
Janus Perkins Mid Cap Value Fund	4,521,557	4,109,238
Vanguard 500 Index Fund Signal Shares	4,595,368	3,666,372
Columbia Dividend Income Fund	4,368,972	3,568,673
New First Financial unitized stock fund	14,488,333	—
Legacy First Financial unitized stock fund	—	8,503,480
Common Collective Trust Fund:
Federated Capital Preservation Fund	10,399,283	8,604,344

The following table presents net appreciation (depreciation) in the fair value of the Plan’s investments.

	For the year ended December 31,
	2013	2012
Mutual funds:
American Funds Growth Fund of America	$262	$129,959
Columbia Acorn Z	536,334	306,613
Columbia Dividend Income Z	834,190	197,560
Dodge & Cox Stock Fund	—	151,886
Fidelity Contrafund	656,560	275,057
Lord Abbett Small Cap Value Fund	119,844	121,760
Met West Total Return Bond Fund	(22,450)	16,953
Oakmark Equity & Income Fund	1,024,680	394,267
Perkins Mid Cap Value Fund	430,342	294,379
T. Rowe Price Retirement 2010 Fund	75,037	71,116
T. Rowe Price Retirement 2020 Fund	533,602	388,051
T. Rowe Price Retirement 2030 Fund	509,866	319,850
T. Rowe Price Retirement 2040 Fund	195,328	102,713
T. Rowe Price Retirement 2050 Fund	53,691	11,356
T. Rowe Price Retirement Income Fund	38,246	16,265
Thornburg International Value Fund	337,095	293,847
Vanguard 500 Index Fund Signal	1,078,464	492,495
Vanguard Developed Market Index Fund	7,115	243
Vanguard Intermediate Bond Fund Index	(208,714)	38,822
Vanguard Mid Cap Index	64,436	14,668
Vanguard Small Cap Index	85,137	20,958
Mutual funds	$6,349,065	$3,658,818
New First Financial unitized stock fund	8,838,517	—
Legacy Financial unitized stock fund	—	2,942,489
Net appreciation of investments	$15,187,582	$6,601,307

Net appreciation (depreciation) amounts represent the total of net realized gains or losses, from investment transactions and the net unrealized appreciation (depreciation) in the fair value of investments. The method used in calculating realized gains and losses is based on average net cost.  Interest and dividends are excluded from the above amounts.

4.                                      Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

•                  Level 1 — Valuation is based on quoted prices for identical instruments in active markets.

•                  Level 2 — Valuation is based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.  If the asset or liability has a specified (contractual) term, the lower input must be observable for substantially the full term of the asset or liability.

•                  Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market.  These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability.  Valuation techniques include the use of discounted cash flow models and similar techniques.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used for assets measured at fair value at December 31, 2013 or 2012.

Mutual funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

First Financial Unitized Stock Fund

Valued at the closing price of First Financial’s common stock reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value (see Note 3 - Investments for additional information on the First Financial unitized stock fund).

Interest-bearing deposits

Valued at carrying value, which approximates fair value.

Common collective trust fund

The fair value of the Plan’s interest in common collective trusts (“CCT” or “pooled funds”) is based on the NAV after adjustments to reflect all fund investments at fair value.  The CCT holds guaranteed investment contracts (“GIC”), separate account GICs, and synthetic GICs.   Traditional GICs represent deposits which guarantee a stated interest rate for the term of the contracts.  The fair value of the traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.  Separate account GICs are portfolios of securities held in a separate account owned and managed by or on behalf of the insurance company issuing the GIC for the exclusive benefit of investors in the separate account.  Synthetic GICs are portfolios of securities owned by the CCT.  The fair value of a separate account GIC and a synthetic GIC is determined based on the fair value of the securities underlying each GIC.

Cash

The carrying amount of cash is deemed to be a reasonable estimate of fair value.

The following table sets forth by level the Plan’s assets at fair value as of December 31, 2013 and 2012.

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth funds	$13,421,970	$—	$—	$13,421,970
Value funds	14,862,136	—	—	14,862,136
Income funds	647,533	—	—	647,533
Target retirement date funds	10,923,994	—	—	10,923,994
Index funds	8,083,760	—	—	8,083,760
Total mutual funds	47,939,393	—	—	47,939,393
New First Financial unitized stock fund (1)	14,488,333	—	—	14,488,333
Interest-bearing deposits	193	—	—	193
Common collective trust fund	—	10,399,283	—	10,399,283
Cash	82,518	—	—	82,518
Total assets at fair value	$62,510,437	$10,399,283	$—	$72,909,720

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth funds	$7,299,951	$—	$—	$7,299,951
Value funds	16,611,787	—	—	16,611,787
Income funds	430,767	—	—	430,767
Target retirement date funds	8,522,594	—	—	8,522,594
Index funds	6,767,568	—	—	6,767,568
Total mutual funds	39,632,667	—	—	39,632,667
Legacy First Financial unitized stock fund (1)	8,503,480	—	—	8,503,480
Interest-bearing deposits	8,858	—	—	8,858
Common collective trust fund	—	8,604,344	—	8,604,344
Cash	6,241	—	—	6,241
Total assets at fair value	$48,151,246	$8,604,344	$—	$56,755,590

(1) On July 26, 2013, SCBT Financial Corporation acquired all of the outstanding shares of FFCH stock for 0.4237 shares of SCBT stock.  All of the shares of FFCH stock in the legacy First Financial unitized stock fund were converted to SCBT shares in the new First Financial unitized stock fund at the 0.4237 exchange rate at this time. See Note 3 - Investments for additional information.

5.             Common Collective Trust Fund

During 2011, the Plan added an option allowing participants to invest in the Federated Capital Preservation Fund, which is a CCT fund that simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the issuer.  This provides a stable value fund option for Plan participants.  The Group Annuity Contract (“GAC”) includes underlying assets which are held in a trust owned by Federated Investors Trust Company (“Federated Investors”), through the Plan’s investment in a separate GAC.  The contract provides that participants execute Plan transactions at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  The investment is stated at fair value as reported by Federated Investors and adjusted to contract value on the Statement of Assets Available for Benefits.  The GACs fair value equals the fluctuating value of the assets backing the contract.

The crediting interest rate was 1.46% and the average yield was 1.21% for the year ended December 31, 2013 in comparison to a crediting interest rate of 2.28% and the average yield of 1.16%

for the year ended December 31, 2012.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk or the contract issuer or otherwise.  Federated Investors will guarantee principal and accrued interest, based on crediting interest rates, for participant initiated withdrawals as long as the contract remains active.  Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.  Federated Investors will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

Participants withdrawing from their accounts for allowable events will receive the principal and accrued earnings.  These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.  Share redemption may be immediate, with no notice period. Certain events, such as plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value.  The Plan sponsor does not believe any events are probable that may limit the ability of the Plan to transact at contract value.

The following table reconciles fair value of the investments to contract value as identified in the custodian statements.

	As of December 31,
	2013	2012
Common collective trust fund at fair value	10,399,283	$8,604,344
Adjustment to contract value	(29,932)	(148,984)
Common collective trust fund at contract value	$10,369,351	$8,455,360

6.             Concentration of Credit Risk

Investments in the First Financial unitized stock fund represented 19.4% and 14.6% of Plan assets at December 31, 2013 and 2012, respectively. The number of common shares held of First Financial’s stock was 216,400 and 633,833 at December 31, 2013 and 2012, respectively (see Note 3 - Investments for additional information on the First Financial unitized stock fund).

7.             Administrative Fees and Forfeitures

All expenses associated with maintaining the Plan are paid by the Plan. Administrative and accounting fees represent professional services rendered to the Plan by the third party administrator, auditors and legal counsel.  For the years ended December 31, 2013 and 2012, forfeitures in the amount of $22,833 and $15,548, respectively, were used to pay plan expenses.  Forfeitures available for use at December 31, 2013 and 2012 totaled $0 and $8,858, respectively.

8.             Related Party Transactions

The Trustee Committee selects the investment options available to the participants.  MG Trust initiates transactions to purchase and sell First Financial’s common stock. Common stock transactions are at market value using registered investment brokers. Expenses incurred in connection with the administration of the Plan are paid by the Plan.  The Plan’s third party administrator, American Pensions, is a division of SCBT.

The Plan paid fees of $225 and $4,415 to American Pensions for the cost of recordkeeping services during 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Plan held the following party-in-interest investments.

	As of December 31,
	2013	2012
New First Financial unitized stock fund (1)	$14,488,333	$—
Legacy First Financial unitized stock fund(1)	—	8,503,480
Notes receivable from participants	1,570,247	1,840,974
Interest-bearing deposits	193	8,858

(1)  See Note 3 - Investments for additional information on First Financial unitized stock fund

Cash dividends of $145,593 and $135,519 were paid to the Plan by First Financial during 2013 and 2012, respectively, based on shares of First Financial’s common stock held by the Plan on the dates of declaration.

9.             Tax Status

The Internal Revenue Service has determined and informed First Financial by a letter dated December 7, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. However, the Plan has been amended since receiving the determination letter, the Trustee Committee, advisors and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the United States federal, state or local tax authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

10.          Plan Errors

During 2013, the Plan sponsor inadvertently failed to make deposits of $7,824 for participant deferrals within the timeframe as required by the U.S. Department of Labor (“DOL”). The DOL considers late deposits, without regard to materiality, to be prohibited transactions. The general rule for deposits of 401(k) withholdings requires that the employer remit withheld employee 401(k) deferrals to the Plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than 15 business days after the end of the month in which the contributions were withheld. The plan sponsor generally makes deposits from 2 to 10 days after the date in which the contribution is withheld.  The Plan sponsor filed a Form 5330 in 2014 and paid the applicable excise tax related to the late deposits. The excise tax payments were made from the Plan sponsor’s assets and not from the assets of the Plan. In addition, participant accounts were credited with the amount of investment income which would have been earned had participant contributions been remitted on a timely basis.

11.          Subsequent Events

The Plan has evaluated subsequent events through June 25, 2014, the date the financial statements were available to be issued. On July 26, 2013, SCBT Financial Corporation (the “Plan Sponsor”), the bank holding company for SCBT, completed its acquisition of First Financial Holdings, Inc. (“First Financial”), with the Plan Sponsor surviving. Immediately following the merger, the Plan Sponsor changed its name to First Financial Holdings, Inc. First Financial sponsored the First Financial Holdings Inc. Sharing Thrift Plan (the “First Financial Plan”). As a result of the merger with First Financial, the Plan Sponsor assumed administrative duties of the First Financial Plan. On October 24, 2013, management elected to merge the SCBT Employees’ Savings Plan (the “SCBT Plan”) with and into the First Financial Plan, effective January 1, 2014. On January 15, 2014, the Plan Sponsor merged the two plans and formed a Safe Harbor plan.  Under the new merged plan, electing employees are eligible to participate after attaining age 18. Plan participants elect to contribute portions of their annual base compensation in any combination of pre-tax deferrals or Roth post-tax deferrals subject to the annual IRS limit. Employer contributions may be made from current or accumulated net profits. Participants may elect to contribute up to 100% of annual base compensation as a before tax contribution. Employees participating in the plan receive a 100% matching of their 401(k) plan contribution, up to 5% of salary.

Supplementary Information

First Financial Holdings, Inc. Sharing Thrift Plan

Plan Sponsor EIN:  57-0219408, Plan No. 002

Schedule H, Line 4a - Schedule of

Delinquent Participant Contributions

For the year ended December 31, 2013

Participant
contributions
transferred
late to Plan	Total that constitute nonexempt
Check here if	prohibited transactions			Total fully
late participant	Contributions	Contributions	Contributions	corrected
loan repayments	not	corrected	pending	under VFCP
are included ☐	corrected	outside VFCP	correction in VFCP	and PTE 2002-51
Year ended December 31, 2013:
$7,824	$—	$7,824	$—	$—
$7,824	$—	$7,824	$—	$—

First Financial Holdings, Inc. Sharing Thrift Plan

Plan Sponsor EIN:  57-0219408, Plan No. 002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2013

		(c)
(a)		Description of investment
Identity	(b)	including maturity date,			(e)
of party	Identity of issuer, borrower,	rate of interest collateral,		(d)	Current
involved	lessor, or similar party	par or maturity date		Cost	Value

	Interest-bearing deposits
	Vanguard Prime money market fund	Interest-bearing cash		(2)	$193

	Mutual Funds:
	Columbia Acorn Fund - Z	76,652	Units	(2)	2,860,639
	Columbia Dividend Income Z	238,351	Units	(2)	4,368,972
	Fidelity Contrafund	35,480	Units	(2)	3,411,005
	Janus Perkins Mid Cap Value Fund	193,477	Units	(2)	4,521,557
	Lord Abbett Small Cap value Fund	57,199	Units	(2)	1,911,012
	Met West Total Return Bond Fund	61,378	Units	(2)	647,533
	Oakmark Equity & Income Fund	263,108	Units	(2)	8,590,492
	T. Rowe Price Retirement 2010 Fund	51,102	Units	(2)	910,639
	T. Rowe Price Retirement 2020 Fund	214,729	Units	(2)	4,378,326
	T. Rowe Price Retirement 2030 Fund	143,369	Units	(2)	3,240,132
	T. Rowe Price Retirement 2040 Fund	46,968	Units	(2)	1,099,525
	T. Rowe Price Retirement 2050 Fund	31,352	Units	(2)	409,460
	T. Rowe Price Retirement Income Fund	59,940	Units	(2)	885,913
	Thornburg International Value Fund	81,837	Units	(2)	2,620,429
	Vanguard 500 Index Fund Signal Shares	32,656	Units	(2)	4,595,368
	Vanguard Developing Markets Index Fund	6,779	Units	(2)	78,429
	Vanguard Intermediate Bond Mkt Index FD Signal Fund	241,202	Units	(2)	2,674,935
	Vanguard Mid-Cap Index-Inv	8,054	Units	(2)	346,159
	Vanguard Small-Cap Index-Inv	8,188	Units	(2)	388,868
	Total mutual funds	1,851,821			$47,939,393

	First Financial unitized stock fund:
(1)	First Financial common stock	216,400	Shares	(2)	14,008,223
	Cash				480,110
	Total First Financial unitized stock fund				14,488,333

	Common collective trust fund:
	Federated Capital Preservation Fund	1,036,935	Units	(2)	10,399,283	(3)

	Participant Loans:
(1)	Notes receivable from participants (4)	4.25% - 10.00%			1,570,247

		Total assets held for investment purposes			$74,397,449

	Cash	Non interest-bearing deposits			82,518

		Total assets			$74,479,967

(1)	Parties-in-interest to the Plan.
(2)	Cost information omitted due to participant-directed funds.
(3)	Represents fair value of the Federated Capital Preservation Fund; contract value is $10,369,351
(4)	FASB issued ASU 2010-25 does not consider notes receivable from participants to be investments whereas the Form 5500 requires that notes receivable from participants be listed as investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
Sharing Thrift Plan

Date: June 25, 2014	By:	/s/ Susan Bagwell
Susan Bagwell
Member of the First Financial Holdings, Inc.
Sharing Thrift Plan Trustee Committee

Exhibit Index

Exhibit No.	Description	Location

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
- Dixon Hughes Goodman, LLP
23.2	Consent of Independent Registered Public Accounting Firm	Filed herewith
- Elliott Davis, LLC